David P. Glatz
D 312.807.4295
F 312.827.8065
david.glatz@klgates.com

November 9, 2015

Patrick Scott

Senior Counsel

Office of Disclosure and Review

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Mr. Scott:

This letter responds to the comments you provided to Fatima Sulaiman via telephone on November 9, 2015 from the staff of the Securities and Exchange Commission (the “SEC”) regarding pre-effective amendment no. 2 (“Amendment No. 2”) to the registration statement on Form N-2 (the “Registration Statement”), filed with respect to Term Preferred Shares of the Nuveen Short Duration Credit Opportunities Fund (the “Registrant” or the “Fund”). For convenience, each comment is repeated below, with the response immediately following.

The Registrant confirms that it will include the disclosure changes discussed below in pre-effective amendment no.3 to the Registration Statement (“Amendment No. 3”), which will be filed with the SEC on the date of this letter and will be marked to show changes from Amendment No. 2. References to page numbers below are to page numbers in Amendment No. 3.

PROSPECTUS

1.	Comment: In the third paragraph on page 29 of the prospectus, please clarify that the Asset Coverage for the Term Preferred Shares is 225% instead of 200%.

Response: The paragraph has been revised to add the following introductory sentence:

“Notwithstanding the 1940 Act’s requirements, as described below, Term Preferred Shares have an Asset Coverage (as defined for purposes of the Term Preferred Shares) of at least 225% instead of 200%.”

2.	Comment: The final paragraph on page 21 of the prospectus includes disclosure that appears to conflict with the disclosure under the heading “Segregation of Assets” on page 16 of the statement of additional information (SAI). Please explain or clarify the discrepancy.

Response: The fourth sentence of the final paragraph on page 21 of the prospectus has been revised as follows:

“Credit default and total return swap agreements may effectively add leverage to the Fund’s portfolio. ~~because, in addition to its Managed Assets, the Fund would be subject to investment exposure on the notional amount of the swap.~~”

SAI

3.	Comment: In the section entitled “Segregation of Assets” on page 16 of the SAI, please clarify whether the fourth paragraph refers to cash settled or physically settled interest rate swaps.

Response: The referenced disclosure has been revised as follows:

“With respect to interest rate swaps that are cash settled, the Fund intends to segregate cash or liquid securities having a value at least equal to the Fund’s net payment obligations under the interest rate swap transaction, marked to market daily.”

We believe that this information responds to all of your comments. If you should require additional information, please call me at 312.807.4295 or Fatima Sulaiman at 202.778.9082.

Very truly yours,

/s/ David P. Glatz
David P. Glatz

Enclosures

Copies (w/encl.) to	G. Zimmerman
E. Fess
R. Gross

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